Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2009	2008
Fixed charges:
Interest expense including amortization of debt discount	$141	$126
Portion of rentals representing an interest factor	42	55
Total fixed charges	$183	$181
Earnings available for fixed charges:
Net income	$362	$443
Equity earnings net of distributions	(2)	(9)
Income taxes	192	244
Fixed charges	183	181
Earnings available for fixed charges	$735	$859
Ratio of earnings to fixed charges	4.0	4.7